Exhibit (e)(1)

Excerpts from the Company’s Definitive Proxy Statement, dated March 12, 2008, Relating to the 2008 Annual Meeting of Stockholders of Genentech, Inc.

2007 DIRECTOR COMPENSATION

The following information outlines the compensation paid to our Non-Employee Directors, including annual board and committee retainer fees, and meeting attendance fees for the fiscal year ended December 31, 2007:

Name	Fees Earned or Paid in Cash ($)(1)		Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Herbert W. Boyer	76,500	(3)	310,476	0	386,976
William M. Burns	0	(4)	0	0	0
Erich Hunziker	0	(4)	0	0	0
Jonathan K.C. Knowles	0	(4)	0	0	0
Debra L. Reed	82,000	(5)	310,476	0	392,476
Charles A. Sanders	77,500	(6)	310,476	0	387,976

(1)	In 2007, each non-employee director was eligible to receive an annual cash retainer fee of $50,000 per year and was eligible to receive a fee of $2,500 for each Board meeting at which the director was present in person and $500 for each Board meeting at which the director was present by telephone. In addition, any director who was required to arrive at the site of a Board meeting one full day or more in advance of the meeting to be present in a timely manner was eligible to receive an additional amount of $1,000 for each day such director spent at the site prior to the meeting. Each member of the Audit Committee was eligible to receive a fee of $1,500 for each committee meeting at which the director was present in person and $500 for each committee meeting at which the director was present by telephone. In addition, the Chair of the Audit Committee was eligible to receive an annual cash retainer fee of $10,000 and each other Audit Committee member was eligible to receive an annual cash retainer fee of $2,500. Each member of the Corporate Governance Committee was eligible to receive a fee of $1,000 for each committee meeting at which the director was present in person. Effective January 2008, the annual retainer for each non-employee director was increased to $65,000, the annual retainer for the Chair of the Audit Committee was increased to $20,000 and the annual retainer fee for each other Audit Committee member was increased to $5,000.
(2)	These amounts reflect expense recognized by us in 2007 for a portion of the current and prior year option awards to directors. Reference is made to Note 3 “Employee Stock-Based Compensation” in our Form 10-K for the period ended December 31, 2007, filed with the SEC on February 26, 2008, which identifies assumptions made in the valuation of option awards in accordance with Financial Accounting Standards No. 123R (“FAS 123R”). In 2007, our independent directors were eligible to receive a stock option to purchase 7,500 shares of our Common Stock upon re-election to the Board at each annual meeting. In addition to the re-election grant, our independent directors are eligible to receive a stock option for the purchase of up to an additional 3,500 shares of Common Stock, based upon our performance against median peer company performance for the previous fiscal year. These options vest over a twelve-month period with half of the shares vesting on the six month anniversary of the grant date and the other half vesting monthly in equal installments over the remaining six months. New independent directors are eligible to receive a stock option to purchase 20,000 shares of our Common Stock upon first election to the Board. Drs. Boyer and Sanders and Ms. Reed each were granted an option to purchase 11,000 shares of Common Stock on April 20, 2007, and such options are outstanding as of December 31, 2007. The aggregate grant date fair value of each such option computed in accordance with FAS 123R was $281,936.
(3)	Includes an annual retainer of $50,000, a fee for Mr. Boyer’s role on the Audit Committee of $2,500, and additional fees of $24,000 for Board and committee meetings attended.
(4)	Genentech directors who serve on the Board as Roche representatives have declined any compensation for their service.
(5)	Includes an annual retainer of $50,000, fees for Ms. Reed’s role on the Audit Committee of $10,000, and additional fees of $22,000 for Board and committee meetings attended.
(6)	Includes an annual retainer of $50,000, fees for Dr. Sanders’ role on the Audit Committee of $2,500, and additional fees of $25,000 for Board and committee meetings attended.

Compensation information for our employee director, Dr. Levinson, is included in “Compensation of Named Executive Officers” beginning on page 34.

EQUITY COMPENSATION PLANS

We show below information as of December 31, 2007 regarding our equity compensation plans under which our Common Stock is authorized for issuance.

Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options $/share	Number of securities remaining available for future issuance (excluding securities reflected in first column)
Plans approved by stockholders
2004 Equity Incentive Plan(1)	31,774,295	79.35	48,225,278	(1)
1999 Stock Plan(1)	60,097,694	51.55	6,221,501	(1)(2)
1996 Stock Option/Stock Incentive Plan	129,709	8.41	0	(2)
1994 Stock Option Plan	160,000	6.27	0	(2)
1990 Stock Option/Stock Incentive Plan	92,556	9.15	0	(2)
1991 Employee Stock Plan	(3)	(3)	3,662,633
All plans approved by stockholders	92,255,084	60.94	58,108,582
Plans not approved by stockholders	—	—	—

(1)	Up to a maximum of 20,000,000 shares that are currently available under the 1999 Stock Plan or that would have otherwise been returned to our 1999 Stock Plan on account of expiration or forfeiture of awards will be available for issuance under the 2004 Equity Incentive Plan.
(2)	We no longer grant stock options under our 1990 Stock Option/Stock Incentive Plan, 1994 Stock Option Plan, 1996 Stock Option/Stock Incentive Plan, or our 1999 Stock Plan, but stock option grants remain outstanding under those plans.
(3)	Under the Company’s 1991 Employee Stock Plan, participants are permitted to purchase our Common Stock at a discount on certain dates through payroll deductions within a pre-determined purchase period. Accordingly, these numbers are not determinable.

BENEFICIAL OWNERSHIP

OF PRINCIPAL STOCKHOLDERS, DIRECTORS AND MANAGEMENT

The following information outlines the number of shares of our Common Stock beneficially owned as of January 31, 2008 by (a) each stockholder known to us to beneficially own more than 5% of our Common Stock, (b) each of our directors, (c) our Chief Executive Officer, Chief Financial Officer, and our three additional most highly compensated executive officers (the “Named Executive Officers” or “NEOs”), and (d) our directors, director nominees and executive officers as a group. In general, “Beneficial Ownership” refers to shares that an individual or entity has the power to vote or dispose of, and any rights to acquire Common Stock that are currently exercisable or will become exercisable within 60 days of January 31, 2008. Unless otherwise indicated, each person named below holds sole investment and voting power, other than the powers that may be shared with the person’s spouse under applicable law.

	Genentech Common Stock			Equity Securities of Roche Holding Ltd.
Name of Beneficial Owner	Number of Shares		Percentage of Class	Number of Shares	Percentage of Class
Roche Holdings, Inc.(1)	587,189,380		55.8%	n/a	n/a
Herbert W. Boyer	112,383	(2)	*	0	0
William M. Burns	0	(3)	*	0	0
Erich Hunziker	0	(3)	*	0	0
Jonathan K. C. Knowles	0	(3)	*	0	0
Arthur D. Levinson	5,183,861	(4)	*	0	0
Debra L. Reed	44,458	(5)	*	0	0
Charles A. Sanders	174,883	(6)	*	0	0
Susan D. Desmond-Hellmann	1,616,383	(7)	*	0	0
David A. Ebersman	707,128	(8)	*	0	0
Richard H. Scheller	178,750	(9)	*	0	0
Stephen G. Juelsgaard	645,101	(10)	*	0	0
All directors, director nominees and executive officers as a group (15 persons)	9,496,928	(11)	*	0	*	*

*	Less than 1% of the outstanding shares of our Common Stock.
**	Less than 1% of the outstanding equity securities of Roche Holding Ltd.
(1)	The address of Roche is One Commerce Center, Suite 1050, 1201 N. Orange Street, Wilmington, Delaware, 19801.
(2)	Includes stock options to purchase 84,883 shares that were exercisable on or within 60 days of January 31, 2008.
(3)	As of January 31, 2008, Roche owned 587,189,380 shares of Common Stock, representing 55.8% ownership. Pursuant to the affiliation agreement, Roche appointed Mr. Burns and Drs. Hunziker and Knowles as its representatives on our Board of Directors.
(4)	Includes stock options to purchase 5,174,929 shares that were exercisable on or within 60 days of January 31, 2008.
(5)	Includes stock options to purchase 44,458 shares that were exercisable on or within 60 days of January 31, 2008.
(6)	Includes stock options to purchase 172,883 shares that were exercisable on or within 60 days of January 31, 2008.
(7)	Includes stock options to purchase 1,615,308 shares that were exercisable on or within 60 days of January 31, 2008.
(8)	Includes 8,144 shares held in a trust of which Mr. Ebersman is a trustee, stock options to purchase 698,712 shares that were exercisable on or within 60 days of January 31, 2008.
(9)	Includes stock options to purchase 178,750 shares that were exercisable on or within 60 days of January 31, 2008.
(10)	Includes stock options to purchase 639,970 shares that were exercisable on or within 60 days of January 31, 2008.
(11)	Includes Common Stock beneficially owned by all directors, director nominees and executive officers. Includes stock options to purchase 9,436,328 shares that were exercisable on or within 60 days of January 31, 2008.

Bonus

We choose to award bonuses in order to reward annual performance and bonuses are expressly linked to successful achievement of pre-specified annual corporate performance goals. Among all compensation to NEOs, bonuses provide the most direct link between compensation levels and annual corporate performance. Our bonus program for our NEOs is the same program as that utilized with our other employees. Bonuses are paid in cash.

Overall Bonus Pool Funding: Our bonus pool funding is based on an analysis of bonus funding levels as a percent of net income at our comparator group, as well as broader biotechnology and pharmaceutical companies (the “bonus pool comparator group”). Our bonus pool funding is composed of two parts — a base bonus pool and an incremental bonus pool. The base bonus pool, which is linked to performance of specific annual corporate objectives, targets the 50th percentile of net income percentage bonus pool contribution used by the bonus pool comparator group. The incremental bonus pool, which is linked to earnings per share (“EPS”) and operating revenue growth relative to the comparator group, targets up to the 75th percentile of net income percentage bonus pool contribution used by the bonus pool comparator group.

Corporate performance goals: The Compensation Committee approves annual performance goals generally at its December meeting for the subsequent fiscal year. Our performance on these goals determines the amount of funds available in the bonus pool and if a bonus will be paid to all eligible employees, including NEOs. The Company does not have a separate set of performance goals for NEOs, but rather utilizes the same set of goals that apply to all Company employees.

The table below identifies the corporate performance goals for the performance period January 1, 2007 through December 31, 2007, the percentage of base bonus linked to each base goal, the percentage of incremental bonus linked to each incremental goal, and whether the Company achieved each goal:

2007 Base Goals

Financial/Corporate	Percentage of Base Bonus	Percentage of Goals Achieved	Goal Met
	30%	100%
Achieve non-GAAP earnings per share* growth greater than or equal to 30% (EPS = $2.90)			Yes
— if 2007 EPS is equal to or greater than $2.90, then bonus amount equals 100% of target
— if 2007 EPS is $2.80 — $2.89, then bonus amount equals 80% of target
— if 2007 EPS is $2.60 — $2.79, then bonus amount equal 50% of target
Achieve specified pre-tax operating margin			Yes
Successfully complete Tanox transaction			Yes
Organizational Effectiveness — Implement projects across the Company to boost productivity in 2008			Yes
Organizational Structure — Implement significant changes in corporate structure			Yes

Research & Development	Percentage of Base Bonus	Percentage of Goals Achieved	Goal Met
	35%	80.7%
Business development: In-license 4 late stage research projects			No
Early Development: Addition of 7 new molecular entities (NMEs) into early development			Yes
New Development Projects: Addition of 9 NMEs into development pipeline (any molecules added in December 2006 will be included) by Q4 ‘07			Yes
Submit filings to the FDA for two molecules			Partially Met
Make Go/No Go decisions for two molecules			Yes
Achieve First Patient In for five clinical studies			Partially Met
Enroll patients in four clinical studies			Partially Met
Meeting with FDA regarding one molecule			Yes

Commercial	Percentage of Base Bonus	Percentage of Goals Achieved	Goal Met
	16%	60.2%
Achieve specified Total Net US Sales			Partially Met
— If U.S. sales are equal to or greater than specified amount then bonus amount equals 100% of target
— If U.S. sales are equal or greater than 94% of specified amount then bonus amount equals 80% of target
Achieve specified Burdened Brand Expense			Yes
Achieve specified Avastin Net U.S. Sales			No
Achieve specified Lucentis Net U.S. Sales			No
By end of 2007 launch four Healthcare Compliance online modules			Yes

Product Operations/Regulatory Quality Compliance	Percentage of Base Bonus	Percentage of Goals Achieved	Goal Met
	15%	100%
Acceptable regulatory agency inspections with no negative impact on our compliance status			Yes
Maintain >4 to >8 weeks (depending on product) of finished goods inventory			Yes
Obtain FDA Licensure of Oceanside Operations by end of Q2 to produce Avastin			Yes
Meet Lonza Singapore milestones in 2007 on path for FDA licensure Q3 2010			Yes
CCP2 achieves mechanical completion by end of Q2, on path for licensure by end Q2 ‘09			Yes
Conduct feasibility assessment of new E. coli facility to produce Lucentis			Yes
Complete preliminary Hillsboro Fill/Finish Plant design			Yes
Deliver at or below budgeted commercial cost of production			Yes
Launch SAP Phase II for manufacturing by Q3 ‘07			Yes
Process developed for identified “go fast” products			Yes

Employee Development	Percentage of Base Bonus	Percentage of Goals Achieved	Goal Met
	4%	0%
Each Executive Committee member has identified and successfully completed a goal associated with his/her group’s survey feedback			No
Have employees confirm that we have significantly improved our decision making practices			No
BASE BONUS TOTAL:	100%	83%

2007 Incremental Goals

Incremental Bonus	Percentage of Incremental Bonus	Percentage of Incremental Goals Achieved	Goal Met
*EPS Growth vs. Peer Companies: Up to $62.5M for growth between peer median and 75th percentile	30%	100%
— For each 1 percentile above median, $2,500K funds ($62.5M/25 percentile points)
— 60th percentile (10 x $2,500K)
— 75th percentile (25 x $2,500K)
Operating Revenue Growth vs. Peer Companies: Up to $62.5M for growth between peer median and 75th percentile	30%	100%
— For each 1 percentile above median, $2,500K funds ($62.5M/25 percentile points)
— 60th percentile (10 x $2,500K)
— 75th percentile (25 x $2,500K)
INCREMENTAL BONUS TOTAL:	30%	100%

*	Our 2007 non-GAAP financial measures exclude the effects of: (i) recurring amortization charges related to the 1999 redemption of our common stock by Roche Holdings, Inc. and our acquisition of Tanox, Inc. on a pretax basis, (ii) litigation-related and similar special items for accrued interest and associated bond costs on the City of Hope judgment on a pretax basis, (iii) employee stock-based compensation expense on a pretax basis, (iv) a one-time charge related to the acquisition of Tanox, Inc., on a pretax basis (v) a one-time gain pursuant to application of EITF 04-1 to our acquisition of Tanox, Inc. on a pretax basis, (vi) recognition of deferred royalty revenue resulting from our acquisition of Tanox, Inc. on a pretax basis, and (vii) the related net income tax effects of excluding these items.

The corporate performance goals for bonuses seek to balance the desire for immediate increase in earnings and improvement in other financial performance measures and the longer term goal of enhancing stockholder value by bringing to market many of the potential therapies in our research and development pipeline. Each performance goal associated with the base bonus pool has an associated dollar value which contributes to the overall bonus pool only if the goal is achieved. Not all performance goals are weighted equally. In 2007, based on performance against the corporate performance goals, 83% of the total potential base bonus pool funding was achieved and 100% of the total potential incremental bonus pool funding was achieved. In 2007, our target bonus pool based on comparator group median for our NEOs was $3.6 million. Based upon the achievement of our goals, $7.2 million was available for our NEOs’ bonus pool and based on the objectives considered by the Compensation Committee as described below, our NEOs were paid, in the aggregate, $6.4 million in bonuses.

Individual performance targets: Bonus targets, expressed as a percent of salary for the CEO and other NEOs, are set annually based on an evaluation of proxy statement data of the comparator group over the preceding five years to determine bonus percentages within competitive practice and are intended to correspond to 50th percentile bonus awards for the comparator group. The targets for the 2007 bonus were 133% of base salary for the CEO, 89% of base salary for the President, Product Development, and 70% of base salary for other NEOs. The bonus award percentage is applied to the greater of 2007 base salary or 2007 market median base salary (based on a composite of comparator group and survey data) to arrive at the bonus target. The CEO’s and other NEOs’ target bonus award can range from 0 to a maximum of 2.25 times market median bonus, depending on corporate and individual performance.

Bonuses awarded: The bonus awarded to our CEO and other NEOs was based on the Company exceeding the corporate performance goals as described above and the Compensation Committee’s recognition that our CEO’s and NEOs’ performance in our achievement of those goals played a significant role in the Company’s ability to achieve approximately the 90th percentile of our comparator group with respect to EPS and operating revenue growth.

The following objectives guided the Compensation Committee with respect to awarding bonuses to our NEOs:

•

Competitiveness: The Compensation Committee reviewed the competitive positioning of annual bonus and total cash compensation (base salary plus annual bonus) for each of our NEOs against the pay of similar jobs in our comparator group, regressed for our revenue size. Included in the review was the annual bonus and total cash compensation at the 50th percentile up to 90th percentile using our comparator group’s five-year average bonus payouts as reported in annual proxy statements. Our annual performance relative to the comparator group is used to evaluate where along the continuum from the 50th to 90th percentile to set total cash compensation.

•

Corporate Performance: The corporate bonus pool, in which our NEOs participate, is funded by the attainment of goals that are approved by the Board of Directors prior to the start of the performance year as well as our financial performance in growth of operational revenue and earnings per share against our comparator group. The failure to achieve the goals would result in either a lower funding of the bonus pool or a lower payout.

•

Individual Performance: NEO performance is evaluated based on the extent to which the Company met its overall corporate goals and the extent to which an NEO helped contribute to the achievement of those goals. The Compensation Committee considered the achievement of corporate goals in determining NEO bonus amounts. This review is done with the CEO for all other NEO positions and by the Committee separately for the CEO.

•

Cost-effectiveness: The Compensation Committee reviews the cost-effectiveness of our bonus program to ensure resources are allocated in a manner that supports our business objectives. This is done in two ways. First, the overall funding of our bonus pool is based on an analysis of funding levels as a percent of net income at our comparator group, and our bonus pool is therefore funded as a percent of our net income. Second, the funding of our bonus pool is in part tied to the financial performance of the Company, specifically growth in operating revenue and earnings per share as measured against our comparator group.

•

Equitable Compensation: The Compensation Committee reviewed the bonus and total cash pay of each of our NEOs at the same time and examined the pay relationship between the NEOs and other senior officers, taking into consideration job scope and individual performance.

Both management and the Compensation Committee considered the likelihood or probability of the achievement of target levels of performance when recommending and approving, respectively, the performance targets and target bonuses. At the time the performance goals were set, the Committee believed that the goals would be challenging and difficult but achievable with significant effort and success in executing the Company’s strategy.

The corporate goals and associated bonus target amounts for January 1, 2008 to December 31, 2008 performance period fall into the following four categories, weighted as indicated: (i) corporate and financial goals, including growth in earnings per share, achievement of an operating margin target, and identification and implementation of certain cost savings initiatives (30%); (ii) research and development goals relating to new molecular entities, patient enrollment, regulatory filings and the advancement of certain clinical trials (35%); (iii) commercial goals relating to product sales, expenses, reimbursement and sales processes (20%) and (iv) product operations and regulatory, quality and compliance goals relating to regulatory inspections, inventory levels, production costs, facility operations and manufacturing processes (15%). In addition, there are two corporate performance goals, linked to the incremental bonus pool, including (i) earnings per share growth relative to the comparator group and operating revenue growth relative to the comparator group and (ii) obtaining certain regulatory product approvals. Because the Company is currently working towards the 2008 goals, the bonus payments to be made in 2009 for the 2008 goals are not determinable at this time.

CEO Compensation

The Compensation Committee uses the same methodology in determining the bonus and equity awards for all NEOs, including Dr. Levinson, based on market data, Company performance, and individual performance.

•

The Compensation Committee annually reviews the recommended target awards for each of our NEOs based on proxy data of our comparator group, which are regressed to reflect our size and scope. The value of the bonus and equity awards paid to Dr. Levinson were two to three times the value of the bonus and equity awards paid our other NEOs, which is consistent with the award differentiation in the comparator group.

•

After reviewing the targets, the Compensation Committee makes an evaluation of the final awards to account for Company and individual performance for both the bonus and equity awards. The Compensation Committee also considers the retention value of the options to be granted, the individual’s expected and total direct compensation levels.

•

The Compensation Committee determined the final bonus and equity awards for Dr. Levinson, which are based on market data and Dr. Levinson’s contribution to the Company, are consistent with the Company’s overall performance.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following information outlines the compensation paid to our Named Executive Officers, including salary, bonuses, stock options and other compensation for the fiscal year ended December 31, 2007:

Summary Compensation Table for 2007

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)		Total ($)

Arthur D. Levinson, Chief Executive Officer	2007 2006	995,000 995,000	— —	14,080,700 12,960,490	2,725,000 2,725,000	411,061(6 443,535(7	) )	18,211,761 17,124,025

David A. Ebersman, Executive Vice President and Chief Financial Officer	2007 2006	503,833 439,583	— —	3,105,108 2,653,853	920,000 870,000	96,126(8 67,311(9	) )	4,625,067 4,030,747

Susan D. Desmond-Hellmann, President, Product Development	2007 2006	664,833 625,000	— —	6,407,740 5,980,631	1,200,000 1,100,000	88,775(10 114,511(11	) )	8,361,348 7,820,142

Richard H. Scheller, Executive Vice President, Research	2007 2006	537,000 475,833	— —	3,730,206 3,613,032	820,000 780,000	52,349(12 123,914(13	) )	5,139,555 4,992,779

Stephen G. Juelsgaard, Executive Vice President, Chief Compliance Officer and Secretary	2007 2006	514,625 455,833	— —	3,730,206 3,613,032	780,000 750,000	64,070(14 77,475(15	) )	5,088,901 4,896,340

(1)	Includes amounts earned but deferred at the election of the Named Executive Officer, such as salary deferrals under the Company’s 401(k) Plan established under Section 401(k) of the Code.
(2)	The Company’s cash bonuses are paid under an incentive plan and therefore are reported in the column “Non-Equity Incentive Plan Compensation.”
(3)	Reference is made to Note 3 “Employee Stock-Based Compensation” in our Form 10-K for the period ended December 31, 2007, filed with the SEC on February 26, 2008, which identifies assumptions made in the valuation of option awards in accordance with FAS 123R. The Company’s stock-based compensation expense recognized under FAS 123R reflects an estimated forfeiture rate of 5% in 2007. The values recognized in the “Option Awards” column above do not reflect such expected forfeitures.
(4)	For a description of the non-equity incentive plan see discussion following “Grants of Plan Based Awards in 2007.”
(5)	Amounts include employer contributions credited under Genentech’s 401(k) Plan and Supplemental Plan (a non-qualified plan that operates in parallel with the 401(k) Plan) as well as interest earned under the Supplemental Plan. Under the 401(k) Plan, which is open to substantially all of our U.S. employees, we make matching contributions based on each participant’s voluntary salary deferrals, subject to plan and Code limits. In addition, we make a contribution for each eligible employee equal to 2% of his or her eligible compensation, subject to plan and Code limits. Under the Supplemental Plan, we generally will credit each eligible participant with an amount equal to the additional contributions that he or she would have received under the 401(k) Plan, assuming that he or she had been allowed to participate in the 401(k) Plan without regard to certain Code limits on eligible compensation and contribution amounts.
(6)	Includes $15,750 in Company contributions under the 401(k) Plan, $244,650 in Company contribution credits under the Supplemental Plan, $53,286 in earnings under the Supplemental Plan, and $97,375 in security services at Dr. Levinson’s personal residence in 2007.
(7)	Includes $15,400 in Company contributions under the 401(k) Plan, $194,250 in Company contribution credits under the Supplemental Plan, $42,268 in earnings under the Supplemental Plan, and $191,617 in security services at Dr. Levinson’s personal residence in 2006.
(8)	Includes $15,750 in Company contributions under the 401(k) Plan and $80,418 in Company contribution credits under the Supplemental Plan.

(9)	Includes $15,400 in Company contributions under the 401(k) Plan, $47,571 in Company contribution credits under the Supplemental Plan, and $4,340 in earnings under the Supplemental Plan.
(10)	Includes $15,750 in Company contributions under the 401(k) Plan, $52,788 in Company contribution credits under the Supplemental Plan and $20,236 in earnings under the Supplemental Plan.
(11)	Includes $15,400 in Company contributions under the 401(k) Plan, $83,510 in Company contribution credits under the Supplemental Plan, and $15,601 in earnings under the Supplemental Plan.
(12)	Includes $15,750 in Company contributions under the 401(k) Plan and $37,440 in Company contribution credits under the Supplemental Plan.
(13)	Includes $15,400 in Company contributions under the 401(k) Plan, $54,938 in Company contribution credits under the Supplemental Plan, $5,259 in earnings under the Supplemental Plan, $30,000 in loan forgiveness, $881 in imputed interest in connection with the loan, and $17,436 gross-up for taxes in connection with the loan forgiveness and imputed interest.
(14)	Includes $15,750 in Company contributions under the 401(k) Plan, $35,274 in Company contribution credits under the Supplemental Plan and $13,046 in earnings under the Supplemental Plan.
(15)	Includes $15,400 in Company contributions under the 401(k) Plan, $51,928 in Company contribution credits under the Supplemental Plan, and $10,147 in earnings under the Supplemental Plan.

Grants of Plan-Based Awards in 2007

The following information sets forth grants of plan-based awards made to the Named Executive Officers during the fiscal year ended December 31, 2007.

	Grant Date	Estimated Future Payouts Under Non- Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise of Base Price of Option Awards ($/sh)	Grant Date Fair Value of Option Awards ($)
Name		Threshold ($)	Target ($)	Maximum ($)

Arthur D. Levinson, Chief Executive Officer	9/20/07	0	1,757,462	3,954,290	400,000	79.55	9,768,000

David A. Ebersman, Executive Vice President and Chief Financial Officer	9/20/07	0	425,040	956,340	125,000	79.55	3,052,500

Susan D. Desmond-Hellmann, President, Product Development	9/20/07	0	599,860	1,349,685	210,000	79.55	5,128,200

Richard H. Scheller, Executive Vice President, Research	9/20/07	0	388,430	873,968	125,000	79.55	3,052,500

Stephen G. Juelsgaard, Executive Vice President, Chief Compliance Officer and Secretary	9/20/07	0	390,950	879,638	125,000	79.55	3,052,500

With respect to Non-Equity Incentive Plan Awards, for fiscal year 2007, the Compensation Committee set specific corporate targets and goals in the five categories as described in the tables included in “Compensation Discussion and Analysis — Elements of Compensation — Bonus” above.

The options granted in 2007 to our Named Executive Officers were pursuant to the 2004 Equity Incentive Plan. Generally, stock options granted to employees have a maximum term of 10 years, and vest over a four year period from the date of grant: 25% vest at the end of the first year, and 75% vest monthly in equal increments over the remaining three years. We may grant options with different vesting terms from time to time. Unless an employee’s termination of service is due to retirement, disability or death, upon termination of service, any unexercised vested options will be forfeited at the end of three months or the expiration of the option, whichever is earlier.

Non-Qualified Deferred Compensation for 2007

The following information outlines the non-qualified deferred compensation given to the Named Executive Officers as of December 31, 2007.

Name	Executive Contributions for Last FY ($)	Company Contributions for Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(3)

Arthur D. Levinson, Chief Executive Officer	0	244,650	53,286	0	1,159,750

David A. Ebersman, Executive Vice President and Chief Financial Officer	0	80,418	(43)	0	141,193

Susan D. Desmond-Hellmann, President, Product Development	0	52,788	20,236	0	440,448

Richard H. Scheller, Executive Vice President, Research	0	37,440	(841)	0	167,586

Stephen G. Juelsgaard, Executive Vice President, Chief Compliance Officer and Secretary	0	35,274	13,046	0	283,956

(1)	Amounts consist of employer contributions credited under the Supplemental Plan in early 2008 for fiscal year 2007. Under the Supplemental Plan, we generally will credit each eligible participant with an amount equal to the additional employer contributions that he or she would have received under the 401(k) Plan, assuming that he or she had been allowed to participate in the 401(k) Plan without regard to certain Code limits on eligible compensation and contribution amounts. Company contributions to the Supplemental Plan for Named Executive Officers are also included in the Summary Compensation Table as “All Other Compensation.”
(2)	Each participant’s Supplemental Plan account earned interest at the current 10-year Treasury bill rate, the rate of return of the S&P 500 Index, or both, depending on the investment election made by the participant.
(3)	Amounts do not include the contributions identified in “Company Contributions for Last FY” as such contributions were made in early 2008 (for fiscal year 2007).

Outstanding Equity Awards at Fiscal 2007 Year-End

The following information outlines outstanding equity awards held by the Named Executive Officers as of December 31, 2007. All information in this Proxy Statement relating to the number of shares and price per share of our Common Stock give effect to the November 1999, October 2000 and May 2004 two-for-one splits of our Common Stock.

	Option Awards
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($/sh)	Option Expiration Date
Arthur D. Levinson Chief Executive Officer	07/16/1999	779,304	(1)	0	(1)	12.13	07/16/09
	09/20/2000	720,000	(2)	0	(2)	40.99	09/20/10
	09/26/2001	720,000	(2)	0	(2)	20.90	09/26/11
	09/12/2002	900,000	(2)	0	(2)	14.28	09/12/12
	09/11/2003	640,000	(2)	0	(2)	42.05	09/11/13
	09/23/2004	731,250	(2)	168,750	(2)	53.23	09/23/14
	09/23/2005	396,563	(2)	308,437	(2)	85.83	09/23/15
	09/20/2006	156,250	(3)	343,750	(3)	79.17	09/20/16
	09/20/2007	0	(3)	400,000	(3)	79.55	09/20/17

David A. Ebersman Executive Vice President and Chief Financial Officer	09/26/2001	106,400	(2)	0	(2)	20.90	09/26/11
	09/12/2002	180,000	(2)	0	(2)	14.28	09/12/12
	09/11/2003	132,000	(2)	0	(2)	42.05	09/11/13
	09/23/2004	121,875	(2)	28,125	(2)	53.23	09/23/14
	09/23/2005	88,594	(2)	68,906	(2)	85.83	09/23/15
	09/20/2006	42,188	(3)	92,812	(3)	79.17	09/20/16
	09/20/2007	0	(3)	125,000	(3)	79.55	09/20/17

Susan D. Desmond-Hellmann President, Product Development	09/20/2000	362,808	(2)	0	(2)	40.99	09/20/10
	09/26/2001	300,000	(2)	0	(2)	20.90	09/20/11
	09/11/2003	360,000	(2)	0	(2)	42.05	09/11/13
	09/23/2004	292,500	(2)	67,500	(2)	53.23	09/23/14
	09/23/2005	168,750	(2)	131,250	(2)	85.83	09/23/15
	09/20/2006	75,000	(3)	165,000	(3)	79.17	09/20/16
	09/20/2007	0	(3)	210,000	(3)	79.55	09/20/17

Richard H. Scheller Executive Vice President, Research	09/23/2004	12,500	(2)	37,500	(2)	53.23	09/23/14
	09/23/2005	92,812	(2)	72,188	(2)	85.83	09/23/15
	09/20/2006	42,187	(3)	92,813	(3)	79.17	09/20/16
	09/20/2007	0	(3)	125,000	(3)	79.55	09/20/17

Stephen G. Juelsgaard Executive Vice President, Chief Compliance Officer and Secretary	09/20/2000	61,220	(2)	0	(2)	40.99	09/20/10
	09/11/2003	250,000	(2)	0	(2)	42.05	09/11/13
	09/23/2004	162,500	(2)	37,500	(2)	53.23	09/23/14
	09/23/2005	92,812	(2)	72,188	(2)	85.83	09/23/15
	09/20/2006	42,187	(3)	92,813	(3)	79.17	09/20/16
	09/20/2007	0	(3)	125,000	(3)	79.55	09/20/17

(1)	The options were granted pursuant to the Genentech, Inc. 1999 Stock Plan and vested monthly during the 36-month period from the grant date.
(2)	The options were granted pursuant to the 1999 Stock Plan and vest over four years, with the first 25% vesting one year from the grant date, and the remainder vesting on a monthly basis in equal increments during the 36-month period following the initial vesting date, assuming no change in employment with the Company.
(3)	The options were granted pursuant to the 2004 Equity Incentive Plan and vest over four years, with the first 25% vesting one year from the grant date, and the remainder vesting on a monthly basis in equal increments during the 36-month period following the initial vesting date, assuming no change in employment with the Company.

Option Exercises in 2007

The following information sets forth stock options exercised by the Named Executive Officers as of December 31, 2007.

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Arthur D. Levinson, Chief Executive Officer	75,000	5,588,271

David A. Ebersman, Executive Vice President and Chief Financial Officer	75,000	3,953,367

Susan D. Desmond-Hellmann, President, Product Development	170,000	11,556,663

Richard H. Scheller, Executive Vice President, Research	97,918	3,127,971

Stephen G. Juelsgaard, Executive Vice President, Chief Compliance Officer and Secretary	100,000	5,322,139

(1)	Represents the excess of the fair market value of the shares exercised on the exercise date over the aggregate exercise price of such shares.